P.O. Box 9012 Clearwater, Florida 33758-9012 (727) 299-1800

February 26, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Transamerica Partners Fund Group (the “Registrant”)

(File Nos. 033-61810; 811-07674)

Ladies and Gentlemen:

On behalf of the Registrant, we are filing, via the EDGAR system, Post-Effective Amendment No. 49 under the Securities Act of 1933, as amended (the “Securities Act”), and Post-Effective Amendment No. 50 under the Investment Company Act of 1940, as amended, to the Registration Statement on Form N-1A (the “Amendment”). The Amendment is being filed under paragraph (a)(1) of Rule 485 under the Securities Act, for review and comment by the Staff of the U.S. Securities and Exchange Commission. Pursuant to Rule 485(a)(1), the Registrant has designated on the facing sheet to the Registration Statement that the Amendment become effective May 1, 2014. No fees are required in connection with this filing.

The Amendment is being filed for the purpose of providing updated disclosure related to certain sub-adviser changes for Transamerica Partners International Equity, Transamerica Partners Mid Growth, Transamerica Partners Mid Value, and Transamerica Partners Small Core.

Please direct any comments or questions concerning this filing to the undersigned at (727) 299-1844.

Very truly yours,

/s/ Timothy J. Bresnahan
Timothy J. Bresnahan
Vice President and Senior Counsel
Transamerica Asset Management, Inc.